200 Peach Street (71730)
P O Box 7000
El Dorado, AR 71731-7000
(870) 862-6411
FAX (870) 864-6371 June 17, 2013

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

100 F Street, NE – Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Murphy Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 1-08590

Dear Mr. Schwall:

This letter is Murphy Oil Corporation’s response to your staff comment letter dated June 3, 2013. For ease of review, the staff comments from that letter are included below in bold text, which are then followed by our response.

Murphy respectfully requests that the Commission permit the Company to include any changes addressed in this letter response in its future Form 10-K filings rather than amending its 2012 Form 10-K, as none of the matters addressed in the Company’s responses are considered to be material to Murphy’s 2012 report.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 1

Proved Reserves, page 9

1.	The explanation of the changes in your 2012 proved undeveloped reserves appears to omit additions other than revisions. In this regard, your discussion of changes during 2012 addresses positive revisions of 26.6 MBOE and conversions of 44.0 MMBOE of proved undeveloped reserves to proved developed reserves. However, your discussion does not appear to address the other factors that contributed to the net increase in proved undeveloped reserves during the 2012 of 42.0 MMBOE. Revise your disclosure to explain all material changes in proved undeveloped reserves that occurred during the year. See Item 1203(b) of Regulation S-K.

We agree in future period Form 10-K report filings to provide better clarity regarding all material changes in proved undeveloped reserves (PUD) during the year. Although the 2012 Form 10-K disclosed that the conversion of non-proved reserves to newly reported PUD

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

June 17, 2013

occurred at several areas, the Company did not explicitly quantify that the total of these newly reported PUD was approximately 59 million barrels of oil equivalent (MMBOE) during 2012. We believe that with the disclosed amount for total PUD increase of 42.0 MMBOE, which included the disclosed component totals for PUD converted to proved developed reserves and PUD revisions, a reader could have determined that approximately 59 MMBOE was the level of newly reported PUD.

Acreage Table, page 12

2.	We note the disclosure of significant undeveloped acreage expiry over the next three years. Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, address the approach you will employ to forestall the expiry of such acreage.

No proved reserves are booked associated with undeveloped acreage that expires in 2013 through 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Production Costs per Equivalent Barrel Table, page 35

3.	Instruction 5 to Item 1204 of Regulation S-K requires the average production cost per unit of production to be computed without ad valorem and severance taxes. Please confirm to us you have considered this guidance in computing the amounts disclosed.

The Company’s calculation of production expense per barrel of oil equivalent included severance and ad valorem taxes for 2010 through 2012 for the disclosed rate in the United States and Worldwide-excluding synthetic oil. The impact of including severance taxes grew each year during the 2010-2012 period due to increasing production in the Eagle Ford Shale in South Texas during this time. The amounts as reported and as revised to exclude these taxes are presented below:

			Worldwide –
	United States		excluding synthetic oil
	As reported	Excluding taxes	As reported	Excluding taxes
2012	$19.75	$17.89	$13.71	$13.34
2011	18.05	17.35	13.16	13.01
2010	12.46	12.27	10.39	10.33

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

June 17, 2013

We do not believe the inclusion of these taxes in production expenses materially misstated the Company’s disclosed rates per barrel, nor do they materially affect the trends of the rates as disclosed. However, in order to be in conformance with Instruction 5 to Item 1204, we propose to revise our presentation to exclude these taxes in the calculation of per barrel production expenses in future periods.

4.	Instruction 2 to Item 1204 states “Production of natural gas should include only marketable production of natural gas on an “as sold” basis.” If there are material differences between the gas production figures in the proved reserve reconciliation on page F-49 and the corresponding gas sales figures, please revise your document to disclose gas sales consistent with Instruction 2. Address the effects, if any, on your calculation of unit production costs in the previous comment.

Natural gas volumes have been consistently reported throughout the Form 10-K on an “as sold” basis, including gas volumes used to compute production costs per barrel of oil equivalent and for natural gas production reported in the natural gas proved reserves table included on page F-49.

Notes to Consolidated Financial Statements, page F-9

Supplemental Oil and Gas Information (Unaudited), page F-46

5.	We note your statement, “Approximately 72.8 billion cubic feet of natural gas proved reserves in Malaysia relate to fields in Block K for which the Company expects to receive sale proceeds of approximately $0.24 per thousand cubic feet.” Please provide us with technical information in support of economic recovery of these volumes. Include individual and summary income forecasts and engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for these reserve volumes. You may furnish these materials on digital media such as flash drive or compact disk. Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald W. Winfrey

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

June 17, 2013

If you would like to have these supplemental materials returned to you, please comply with the provision of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

The natural gas proved reserves for Block K in Malaysia referred to above relate to associated gas to be produced along with oil at the Kikeh and Kakap fields. No significant incremental development or production costs were incurred or are expected to be incurred related to this associated gas production. No additional drilling wells were required to produce this gas and the pipeline used to transport this associated gas to shore was paid for by the gas purchasing company. The sales price of $0.24 per thousand cubic feet was an agreed sales price between the Company and the purchaser. Therefore, no separate technical information in support of the economic recovery of these gas volumes was prepared by the Company.

Schedule 5 – Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page
F-53

6.	We note the presentation of the line item “Future production and abandonment costs” in the calculation of the standardized measure. FASB ASC subparagraph 932-235-50-31(b) in part states “If estimated development expenditures are significant, they shall be presented separately from estimated production costs.” Given that abandonment costs are not production costs, your basis for presenting a combined total for these costs is not clear. Revise your disclosure to present future production costs separately. Alternatively, explain why no revision is necessary. Such an explanation should separately indicate amounts attributable to production and abandonment for all periods presented.

The total amount of abandonment costs included in the Future production and abandonment costs line in Schedule 5 are shown below:

	2012	2011	2010
Operating Expense	$13,899.3	11,847.8	10,012.1
Abandonment	785.4	804.4	557.8

	$14,684.7	12,652.2	10,569.9

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

June 17, 2013

Abandonment costs represented between 5.3% and 6.4% of that amount during each of the three years ended December 31, 2012. These amounts are not considered material to either the specific line item or the Standardized Measure table as a whole. Although not expected to become material in future periods, these amounts will be separately reported in future Form 10-K filings if they become material.

Exhibit 99.9

7.	Please file a third party engineering report for your Canadian synthetic crude oil properties that complies with Item 1202(a)(8) of Regulation S-K: (iii) The proportion of the registrant’s total reserves covered by the report and the geographic area in which the covered reserves are located; (v) a discussion of primary economic assumptions [including average adjusted pricing used to determine proved reserves]. Also include the technical qualifications of the individual primarily responsible for the report per Item 1202(a)(7) of Regulation S-K.

Although certain information in McDaniel & Associates Consultants Ltd.’s (McDaniel) report was incomplete, we do not believe this missing information leads to a material omission or the inability of a reader to use the report to obtain a thorough understanding of proved reserves reported for the Company’s synthetic oil operations as of December 31, 2012. Regarding the matters listed in your letter, McDaniel’s report covering Murphy’s entire synthetic oil reserves represented 19.7% of the Company’s proved reserves on a barrel of oil equivalent basis at December 31, 2012. This percentage can be easily calculated by the user of the financial statements with the information provided in the proved reserves tables on pages F-48 and F-49 of the Form 10-K. As noted in McDaniel’s report on page 3, the average synthetic crude oil netback price used in the report was Cdn$92.36 per barrel. Mr. P.A. Welch signed the report and was specifically responsible for the work of McDaniel. Mr. Welch is the President & Managing Director of McDaniel & Associates Consultants Ltd. He attended the University of British Columbia and graduated with Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering. Mr. Welch is a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta. He is a member of the Society of Petroleum Engineers and is a member of the Canadian Institute of Mining and Metallurgy. Mr. Welch has in excess of 24 years of experience in oil and gas reservoir studies and evaluations.

In future periods when an independent reservoir engineering report is filed on Form 10-K, Murphy will ensure that it complies with the requirements of Item 1202.

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

June 17, 2013

*****

In connection herewith, Murphy Oil Corporation acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter will satisfy your request for further information. Please direct any further inquiries to my attention.

Sincerely,

/s/ Kevin G. Fitzgerald Kevin G. Fitzgerald
Executive Vice President and
Chief Financial Officer

JWE/rs

c:	Ronald Winfrey– SEC